UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54685

CNL HEALTHCARE PROPERTIES, INC.

(SSL Sparti Property Holdings Inc., as successor by merger to CNL Healthcare Properties, Inc.)

(Exact name of registrant as specified in its charter)

14755 Preston Road

Suite 810

Dallas, Texas 75254

Telephone:

(972) 770-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 4, 2025, between the Company, Sonida Senior Living, Inc., a Delaware corporation (“Parent” or “Sonida Senior Living”), CHP Merger Corp., a Maryland corporation and a wholly-owned subsidiary of the Company (“CNL Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“HoldCo”), and SSL Sparti Property Holdings Inc., a Maryland corporation, and a wholly-owned subsidiary of HoldCo and an indirect wholly-owned subsidiary of Parent (“SNDA Merger Sub”), (i) on March 10, 2026, (a) the Company sold to SNDA Merger Sub equity interests in certain subsidiaries of the Company (the “Equity Purchase”) in exchange for shares of common stock, $0.01 par value per share, of Parent (“Parent Common Stock”), (b) CNL Merger Sub merged with and into the Company, with the Company continuing as the surviving entity (the “First Merger”), and (c) the Company adopted a plan of liquidation (the “Plan of Liquidation”), substantially concurrently with the effective time of the First Merger, and (ii) on the following day, the Company merged with and into SNDA Merger Sub, with SNDA Merger Sub surviving as a wholly-owned subsidiary of Parent after the Second Merger, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, SSL Sparti Property Holdings Inc., as successor by merger to CNL Healthcare Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2026	SSL Sparti Property Holdings Inc., as successor by merger to CNL Healthcare Properties, Inc.

	By:	/s/ Brandon M. Ribar
	Name:	Brandon M. Ribar
	Title:	Chief Executive Officer and President